SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of
The Securities Exchange Act of 1934

For September 1, 2005

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor

Mississauga, Ontario L4V 1P1

CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

By:/s/:Alida Gualtieri
General Counsel & Secretary

Dated: September 1, 2005

DRAXIS HEALTH INC.

MATERIAL CHANGE REPORT

1.                                       Reporting Issuer

The name and address of the reporting issuer is DRAXIS Health Inc. (“DRAXIS”), 6870 Goreway Drive, 2nd Floor, Mississauga, Ontario, L4V 1P1.

2.                                       Date of Material Change

The material change occurred on August 26, 2005.

3.                                       Press Release

The press release reporting the material change was issued on day,

August 26, 2005, Mississauga, Ontario.

4.                                       Summary of Material Change

DRAXIS Extends Scheduled Shutdown for Contract Manufacturing Division

MISSISSAUGA, ONTARIO, AUGUST 26, 2005 - DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) has extended the period before it will resume production of sterile and lyophilized products at DRAXIS Pharma, its pharmaceutical contract manufacturing division, as part of its regular summer shutdown for maintenance. This extended shutdown does not affect in any way its production of non-sterile products or radiopharmaceutical products sold by the DRAXIMAGE division.

The shutdown period for the sterile and lyophilized product areas was initially scheduled to run for two to three weeks, but due to additional requirements that came to light near the end of the initial shutdown period, it is now expected that the shutdown will be five to seven weeks in total.

5.                                       Full Description of Material Change

Reference is made to the press release attached hereto as Schedule “A”.

6.                                       Reliance on Section 74(3) of the Act

Not applicable.

7.                                       Omitted Information

Not applicable.

8.                                       Senior Officer

Alida Gualtieri (514) 630-7060

General Counsel & Secretary

DRAXIS Health Inc.

16751 Trans Canada Highway

Kirkland, Québec H9H 4J4

9.                                       Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED this 31th day of August, 2005 at Kirkland, Québec

By:/s/ Alida Gualtieri
General Counsel & Secretary

Schedule “A”

For Immediate Release

August 26, 2005

DRAXIS Extends Scheduled Shutdown for Contract
Manufacturing Division

MISSISSAUGA, ONTARIO, AUGUST 26, 2005 - DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) has extended the period before it will resume production of sterile and lyophilized products at DRAXIS Pharma, its pharmaceutical contract manufacturing division, as part of its regular summer shutdown for maintenance. This extended shutdown does not affect in any way its production of non-sterile products or radiopharmaceutical products sold by the DRAXIMAGE division.

The shutdown period for the sterile and lyophilized product areas was initially scheduled to run for two to three weeks, but due to additional requirements that came to light near the end of the initial shutdown period, it is now expected that the shutdown will be five to seven weeks in total.

The delay in resuming production in these two product areas will result in some production planned for 2005 being pushed into early 2006. The impact of this change on revenues and earnings for 2005 will depend on when production of sterile and lyophilized products can be resumed, at which time a further news release will be issued updating earnings guidance for 2005.  Revenues in the first half of 2005 from sales of sterile and lyophilized products, which are the only products affected, averaged US$100,000 - US$150,000 per day. All efforts are being taken to mitigate the impact on DRAXIS customers and earnings.

Resumption of production for sterile and lyophilized products following the shutdown was impacted by the need to replace a major electrical panel and a pump assembly.  The DRAXIS quality control department has now determined that further cleaning and decontamination of the sterile production area is required.  This procedure will be followed by the usual validation testing to ensure full compliance with cGMP requirements.

DRAXIS Pharma operates a fully integrated 247,000 square-foot cGMP manufacturing facility in Montreal, Canada. Operations include sterile and non-sterile processing, lyophilization, packaging and warehousing capabilities supported by an experienced quality team. Products manufactured at DRAXIS Pharma include sterile injectables and ointments, sterile lyophilized products, non-sterile ointments, creams and liquids as well as solid oral dosage forms.  Expanded lyophilization capacity came on line in early 2005.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc. Mark Oleksiw, Chief Financial Officer Tel: 514-630-7062	Jerry Ormiston, Executive Director, Investor Relations Tel: 1-877-441-1984